

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2012

Via E-mail
Louis T. Fox, III
Chief Financial Officer
Hartman Short Term Income Properties XX, Inc.
2909 Hillcroft, Suite 420
Houston, TX 77057

> **Re:** **Hartman Short Term Income Properties XX, Inc**.
> **Form 10-K for fiscal year ended December 31, 2011**
> **Filed April 12, 2012**
> **File No. 0-53912**

Dear Mr. Fox

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2011

General

1.   Please tell us how you assessed Rule 3-14 of Regulation S-X in determining that you were not required to provide financial statements related to the three properties acquired through the nine months ended September 30, 2012.

2.   It does not appear that you have filed any post effective amendments to your registration statement, File No. 333-154750, that went effective on February 2, 2010. Please tell us how you have complied with the undertakings included in your effective registration statement pursuant to Item 20.D of Industry Guide 5 and Section 10(a)(3) of the Securities Act of 1933.

Item 2. Properties, page 7

3.   We note that you now have acquired three properties during this year. In future filings, as applicable, please include the following:

- The occupancy rates for the period presented, consistent with the disclosure in your S-11(File No. 333-185336) filed on December 7, 2012;
- The average effective rental per square foot that reflects the impact of any tenant concessions, allowances, or reimbursements; and
- A schedule of lease expirations, on a portfolio basis, for each of the next ten years stating (i) the number of tenants whose leases will expire, (ii) the total area in square feet covered by such leases, (iii) the annual rental represented by such leases, and (iv) the percentage of gross annual rental represented by such leases.

4.   We note your disclosure on page 9 where you identify your five largest tenants as of December 31, 2011. In future Exchange Act periodic reports, please identify your significant tenants consistent with the disclosure in your S-11(file no. 333-185336) filed on December 7, 2012.

Share Redemption Program, page 9

5.   Please tell us your history of redemptions to date. Also, in future filings, as applicable, please disclose the number of redemption requests received and fulfilled during the period and the average price per share for the redeemed shares. In addition, if cash flow from operations is less than the redemption amounts paid, please confirm that you will disclose the source of cash used to fund redemption requests filled. To the extent you have requests that remain unfulfilled, please quantify such amount.

Item 7. Management's Discussion and Analysis of Financial Condition, page 15

6.   In future Exchange Act reports, please provide disclosure similar to that included on page 12 of your S-11 filed on December 7, 2012, which illustrates the relationship between total distributions paid, cash flow from operations, cumulative earnings, and FFO. Also, please confirm that you will include the percentage coverage in a risk factor related to dividend coverage.

Item 13. Certain Relationships and Related Transactions and Director Independence, page 27

Fees and Expense Reimbursements Paid to Our Advisor, page 29

7.   We note you indicate on page 29 that you reimburse your advisor and its affiliates for costs and expenses described below. In future filings, as applicable, please quantify the reimbursements paid to your advisor and its affiliates.

Item 15. Exhibits, Financial Statement Schedules

1. Financial Statements

Notes to Consolidated Financial Statements, page F-7

Note 4 – Real Estate Acquisitions, page F-13

8.   We note that you recorded goodwill from the acquisition of the controlling interest in
        your previously unconsolidated joint venture. Please tell us whether the recognition of a
        Gain on remeasurement was also related to such acquisition, and if so, how you
        determined it was appropriate to record both goodwill and gain on remeasurement; refer
        to ASC Topic 805-30.

Schedule III – Real Estate and Accumulated Depreciation, page F-21

9.   In future periodic filings, please separately identify, separately from real estate assets,
        net, the gross intangible in-place lease and related accumulated amortization of such
        intangible asset. In addition, in future periodic filings where disclosure of Schedule III is
        required by Rules 5-04 and 12-28 of Regulation S-X, eliminate in-place intangible asset
        and related accumulated amortization from such schedule or tell us why you believe such
        inclusion is appropriate.

Form 10-Q for interim period ended September 30, 2012

Notes to Consolidated Financial Statements, page 6

Note 3 - Investment in Unconsolidated Joint Venture

10.   You indicate that your restatement was attributable equity in earnings on unconsolidated
        joint ventures due to the recalculation of depreciation and amortization expense based on
        the revised final purchase price allocation for the property acquired during 2011. Given
        that you did not acquire your first property until November 1, 2011, please tell us how
        your financial information for the three and nine months ended September 30, 2011
        would require restatement.   In addition, please provide to us detail illustrating each
        financial statement line item impacted, and what impact, if any, the final purchase price
        allocation had on the amounts recorded for goodwill and the recognition of gain on
        remeasurement. Further, please tell us why you believe you were not required to file an
        Item 4.02 Form 8-K for such restatement to illustrate non-reliance on previously issued
        financial statements.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Hunter, Attorney-Advisor at 202.551.3758 or Duc Dang, Senior Counsel at 202.551.3386 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief